

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

JoAnn Covington
Chief Legal Officer
Proterra Inc
1815 Rollins Road
Burlingame, CA 94010

      Re: Proterra Inc
          Registration Statement on Form S-3
          Filed December 23, 2022
          File No. 333-268987

Dear JoAnn Covington:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alex King at 202-551-8631 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing